82-4019

Pearson Plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 250,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 100,000 shares to be issued under the Longterm Incentive Plan and 150,000 shares to be issued under the Worldwide Save For Shares Plan.


06014247

Investor seminar: Technology and education

11 May 2006



Pearson held a seminar for investors and analysts on the impact of technology on its education business.

Speakers were Marjorie Scardino, Chief Executive; Steve Dowling, President of Pearson School Companies; Jim Behnke, Chief Publishing Officer, Pearson Higher Education, International and Professional Publishing Group.

A web-cast of the event is available here.

Click here to download a PDF of the powerpoint presentation (11Mb, .PPT)

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Block listing of shares

15 May 2006



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Pearson: Board changes
15 May 2006

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Pearson, the international education and information company, today announces the following changes to its board and senior executive team, effective from 12 June 2006.

Rona Fairhead, Pearson's chief financial officer and a board member, is appointed chief executive of the Financial Times Group. She will have responsibility for the Financial Times, Pearson's international business newspapers and financial magazines and Interactive Data Corporation. She will also manage relationships with the FT Group's associate companies including FTSE, owned jointly with the London Stock Exchange, and The Economist Group, in which Pearson owns a 50% stake.

Olivier Fleurot, chief executive of the FT's publishing businesses, will move to Pearson to develop plans for applying emerging digital technologies in the publishing and information industries.

John Ridding, currently editor of the Financial Times in Asia and also chairman of Pearson in Asia, will become chief executive of the Financial Times and FT.com, reporting to Rona.

Robin Freestone, Pearson's deputy chief financial officer, is appointed chief financial officer and will join the Pearson board.

Marjorie Scardino, chief executive, said:

"For the past four years, everyone has worked tirelessly to return the FT to profit. Olivier deserves much of the credit for doing what was needed to accomplish that. He has led the organisation with great distinction, strengthening the business and brand for the long-term in the process.

"Today, each part of the FT Group has a strong market position and good prospects for continued growth. In addition to sustaining that momentum and building these businesses, Rona will be looking for opportunities to make the most of the FT Group as a whole. Rona and John have achieved a great deal at Pearson and we're delighted that they are taking on these new roles.

"Robin is an experienced finance professional and an accomplished leader. He's made his mark at Pearson in the past two years and we know that he'll be a strong CFO and an asset to the board."

Rona Fairhead said:

"It is a real privilege to take on some of the finest brands and services in the world of business information. Our content is unrivalled and, as technology continues to change the habits of users, readers and advertisers, we

can marry the two to develop new services for our customers. As we do that, we can benefit from the scale and strength of all parts of the FT Group to grow our business. That makes this a hugely exciting new role."

For more information

Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln : +44 (0)20 7010 2310

Notes to editors

Rona Fairhead, 44, joined Pearson in 2001 as deputy finance director and was appointed finance director and a member of the Pearson board in April 2002. She is also a director of The Economist Group and a non-executive director of HSBC Holdings plc. She joined Pearson from ICI, where she was executive vice president, group control and strategy and a member of ICI's executive committee. She previously worked for Bombardier Inc and Bain & Co and holds an MBA from Harvard Business School.

Olivier Fleurot, 54, took up his position as chief executive of the Financial Times newspaper and FT.com in 2003. From 1999 until 2003 he was managing director of the Financial Times newspaper. He joined Pearson's Les Echos group, France's leading business publisher, in 1988 and was appointed chief executive in1996. After graduating from Ecole Nationale Superieure des Mines, Saint Etienne, he began his career as an engineer with Degremont in France and the USA before moving into journalism. He also worked as a marketing director in the software industry.

John Ridding, 40, moved to Hong Kong in 2003 as the editor and publisher of the Financial Times, leading the launch of its Asian edition in print and online, and was also chairman of Pearson in Asia. He was previously the FT's deputy editor and managing editor. Joining the FT in 1987, he has held a series of reporting and editing posts including Hong Kong bureau chief, Paris correspondent and deputy features editor. He started his career in journalism at Oxford Analytica. He graduated from Oxford University with a first class honours degree in philosophy, politics and economics.

Robin Freestone, 47, joined Pearson in 2004 as deputy chief financial officer. He previously worked at Amersham plc (now part of GE) in a similar position and as finance director of Amersham's health business. Before that, he held various senior finance roles at ICI, Zeneca and Henkel. He is a graduate in economics from Manchester University and qualified as a chartered accountant with Touche.

The Financial Times Group

The Financial Times Group includes the globally-focused Financial Times newspaper and FT.com, as well as a pan-European network of national business newspapers and online services such as Les Echos, lesechos.fr and FT Deutschland.

Through Interactive Data Corporation, the FT Group is also

one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors.

FT Business has a strong portfolio of magazine brands and online services including Investors Chronicle, the UK's premier personal finance magazine, as well as The Banker, Money Management and Financial Adviser.

The FT Group has a 50% stake in The Economist Group and a stake in Business Standard, one of India's leading financial newspapers. It also operates through a number of joint ventures, including those with FTSE International, Vedomosti in Russia and BDFM in South Africa.

Director's appointment

22 May 2006


PE

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Appointment of Robin Freestone as a Director of Pearson plc

In accordance with LR 9.6.13, we provide the following information regarding Mr Freestone:-

(1) Details of all directorships held by Mr Freestone in any other publicly quoted companies at any time in the previous five years, indicating whether or not he is still a director:

None

(2) Any unspent convictions in relation to indictable offences:

None

(3) Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where Mr Freestone was an executive director at the time of, or within 12 months preceding such events:

None

(4) Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where Mr Freestone was a partner at the time of, or within 12 months preceding, such events:

None

(5) Details of receiverships of any assets of Mr Freestone or of a partnership of which Mr Freestone was a partner at the time of, or within the twelve months preceding, such event:

None

(6) Details of any public criticisms of Mr Freestone by statutory or regulatory authorities (including designated professional bodies) and whether he has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct or the affairs of any company:

None

Six monthly block listing announcement (Schedule 5)
24 May 2006



Six monthly block listing announcement (Schedule 5)

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Sitemap Legal Accessibility

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

WORLDWIDE SAVE FOR SHARES

3. Period of return:

From **JUNE 2004** To **MAY 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3069

5. Number of shares issued / allotted under scheme during period:

144,735

6. Balance under scheme not yet issued / allotted at end of period

351,021

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1 MILLION ON 8 JUNE 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

804,512,879

Contact for queries

Name Jennifer Burton
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1988 EXECUTIVE SCHEME

3. Period of return:

From **JUNE 2004** To **MAY 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

666,861

5. Number of shares issued / allotted under scheme during period:

560,268

6. Balance under scheme not yet issued / allotted at end of period

106,593

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,532,398 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

804,512,879

Contact for queries

Name	Jennifer Burton
Address	Pearson plc 80 Strand London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1998 EXECUTIVE SCHEME

3. Period of return:

From **JUNE 2004** To **MAY 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

34,584

5. Number of shares issued / allotted under scheme during period:

9,612

6. Balance under scheme not yet issued / allotted at end of period

24,972

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

876,326 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

804,512,879

Contact for queries

Name	Jennifer Burton
Address	Pearson plc, 80 Strand, London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1992 US SENIOR EXECUTIVE

3. Period of return:

From **JUNE 2004** To **MAY 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

157,529

5. Number of shares issued / allotted under scheme during period:

135,155

6. Balance under scheme not yet issued / allotted at end of period

22,374

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,181,607 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

804,512,879

Contact for queries

Name	Jennifer Burton
Address	Pearson plc, 80 Strand, London, WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

RECEIVED
2006 JUN 12 A 10:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

US SENIOR EXECUTIVE

3. Period of return:

From **JUNE 2004** To **MAY 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

753

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

753

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

575,000 on 21 October 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records

804,512,879

Contact for queries

Name Jennifer Burton
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

LONGTERM INCENTIVE PLAN

3. Period of return:

From **NOVEMBER 2005** To **MAY 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

50,625

5. Number of shares issued / allotted under scheme during period:

116,340

6. Balance under scheme not yet issued / allotted at end of period

34,285

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

150,000 on 17 October 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

804,512,879

Contact for queries

Name	Jennifer Burton
Address	Pearson plc 80 Strand London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

EMPLOYEE STOCK PURCHASE PLAN

3. Period of return:

From **NOVEMBER 2004** To **MAY 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

164,260

5. Number of shares issued / allotted under scheme during period:

704,823

6. Balance under scheme not yet issued / allotted at end of period

50,917

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

100,000 on 17 October 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

804,512,879

Contact for queries

Name Jennifer Burton
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

Pearson to acquire Powerschool
25 May 2006



Pearson and Apple expand education relationship

Apple® and Pearson today announced an expansion of their relationship to enhance teaching and learning through technology. Pearson will acquire PowerSchool, Apple's award-winning student information systems (SIS) division, and develop educational content for teachers and students compatible with iPod®.

"Apple's commitment to education has never been stronger, which is why we're excited to broaden our relationship with Pearson," said John Couch, Apple's vice president of Education. "Our customers will love having Pearson's education content on their iPods, and we're confident that PowerSchool will continue to flourish and grow with Pearson."

Steven Dowling, president of Pearson's School companies, said, "Pearson's commitment is to improve student performance. Student information and achievement results are essential to teachers and families in knowing how a student is doing and helping her make gains. The acquisition of PowerSchool, an easy-to-use application for sharing information, and the alliance with Apple to deliver content compatible with iPod, progresses Pearson's goal to improve student performance."

PowerSchool's web-based solutions provide school administrators, teachers, students and parents with secure, up-to-the-minute information on student performance including grades, homework and attendance. They complement Pearson's existing enterprise and SIS business, which brings assessment, reporting and business solutions to over 16,000 schools, helping them to fulfil the accountability requirements set by No Child Left Behind. PowerSchool will become the lead brand for Pearson's integrated SIS business, which will be located in Folsom, California and Mesa, Arizona. PowerSchool's president, Mary McCaffrey, will head the combined business.

Pearson will also develop new services for educators and students, including research-based educational content compatible with iPod, the world's most popular digital music player. Teachers will have access to podcasts on professional development to help with lesson preparation and provide innovative ways to reach students struggling with specific content. Students will be able to load their iPods with study guides that are aligned with Pearson texts and listen to review notes to prepare for exams.

Earlier this school year, Apple and Pearson collaborated to bring digital versions of Pearson textbooks and workbooks to California schools using the affordable Mac® mini.

Notes

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Apple ignited the personal computer revolution in the 1970s with the Apple II and reinvented the personal computer in the 1980s with the Macintosh. Today, Apple continues to lead the industry in innovation with its award-winning desktop and notebook computers, OS X operating system, and iLife and professional applications. Apple is also spearheading the digital music revolution with its iPod portable music players and iTunes online music store.

Educating 100 million people worldwide, Pearson Education is the global leader in educational publishing, providing scientifically research-based print and digital programs to help students of all ages learn at their own pace, in their own way. Virtually all students and teachers in America learn from a Pearson program at some point in their educational career. In the US, nearly 25,000 schools use Pearson technology to help instruct K-12 students and manage how they are doing.

For more information:

Pearson
Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln
+44 (0)20 7010 2310
Wendy Spiegel
+1 (212) 782 3482

Apple
Todd Wilder
+1 (408) 974 8335
wilder@apple.com

Victor Mallet appointed Editor of Financial Times, Asia

26 May 2006



London - The Financial Times today announces the appointment of Victor Mallet as Editor of the Financial Times, Asia. He will be responsible for the FT's Asia-Pacific editions in print and online.

Currently chief Asia correspondent of the FT in Asia, based in Hong Kong, he replaces John Ridding who will move to London in June to become Chief Executive of the Financial Times.

Before moving to Hong Kong in 2003, Victor Mallet was the FT's Paris correspondent. In his twenty year FT career, he has held a variety of reporting roles, including Southern African correspondent from 1998 to 2001, South-East Asia correspondent from 1992 to1994, and Africa correspondent from 1986 to 1988. Victor has also been deputy features editor and Middle East correspondent.

Before joining the Financial Times, Victor was a correspondent for Reuters in Johannesburg, Cape Town and Paris.

He is the author of *The Trouble with Tigers: the Rise and Fall of South-East Asia*, which was published in 1999.

The FT has now established itself as Asia's leading international newspaper, winning the main international newspaper awards yesterday at the annual prizegiving of the Society of Publishers in Asia. FT writers took the top awards for business reporting and scoops, with their coverage of the bid for Unocal by China's CNOOC, for environmental reporting in the coverage of China's river pollution disaster in Harbin, and for newspaper design. For the second year running, Victor Mallet won the award for opinion writing. The FT was also highly commended in the explanatory reporting category for its coverage of the revaluation of the renminbi.

The FT has secured the highest readership among international titles in Asia with a strong lead among C-suite business executives (PAX Q4, 2005). The most recent ABC figures, for April 2006, show a 16 per cent year on year circulation increase.

Lionel Barber, Editor of the Financial Times commented;

"Our Asia edition is going from strength to strength, both in print and online. Victor is an incisive and compelling commentator on Asian business and politics and is the natural choice to lead our Asia edition. "

Victor Mallet commented:

"We have excellent teams of reporters across the globe who give our readers in the Asia-Pacific the highest quality

of news, comment and analysis - and our correspondents here in Asia have proved unbeatable in informing the world about business developments in the most dynamic economies of the 21st century. I'm thrilled to be leading the next exciting phase of the FT's growth in Asia, in print and online."

Further information

Joanna Manning-Cooper/Lucy Ellison - 020 7873 4447/3119

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 445,000 and a readership of more than 1.4 million people worldwide.
2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 4.8 million unique monthly users (ABC electronic figures Jan 06), generating 41 million page views and has 84,000 subscribers. FT.com broke even in December 2002.
3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
6. The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.

- Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
- A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
- A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
- A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

Pearson to acquire Chancery Software Ltd
31 May 2006



Pearson, the world's leading education company, today announced the acquisition of Chancery Software Ltd., a leading provider of student information systems (SIS) in the K-12 US school market.

Over the past 20 years, Chancery has built a range of software tools to help schools and districts collect and manage student information such as enrollments, scheduling, attendance, grading, and student performance. Chancery is the second largest SIS company in the US market with an installed base of 6,000 schools and recognized capabilities in building, installing and supporting customized systems for large school districts.

Pearson is the market leader in the enterprise and student information systems business with an installed based of more than 16,000 schools. It provides SIS solutions for K-12 school districts combining student information, assessment, reporting, and business solutions to fulfill the accountability requirements set by No Child Left Behind through its SASI school server-based product and its Centerpoint web-based offering. These products lead the SIS market for small- and mid-sized school districts.

Last week Pearson also announced the acquisition of PowerSchool, the third largest school SIS provider, from Apple. Chancery and PowerSchool will be integrated into a single company, Pearson School Systems, operating under the leadership of Mary McCaffrey.

Steven Dowling, president of Pearson's School Companies, said:

"Student information is central to our goal of helping schools raise student achievement through personalized learning. The acquisitions of PowerSchool and Chancery transform our SIS business, doubling its size and enabling us to offer the pre-eminent software solutions for all levels of schools and districts (small, medium, and large). All three businesses have a long and successful history of investment and innovation, and together we will continue to develop new services to help schools achieve their goals."

"The large districts that Chancery supports require a very high level of customization and support as they build and install their systems. Chancery has a great deal of experience and talent in this area and will bring a lot to Pearson."

About Pearson Education
Educating 100 million people worldwide, Pearson Education is the global leader in educational publishing, providing scientifically research-based print and digital programs to help students of all ages learn at their own pace, in their

own way. Virtually all students and teachers in America learn from a Pearson program at some point in their educational career. In the U.S., nearly 25,000 schools use Pearson technology to help instruct K-12 students and manage how they are doing. Pearson Education is a business of Pearson, the international media company (LSE: PSON; NYSE: PSO).

About Chancery Software
Chancery Software (www.chancery.com) is one of the leading providers of Student Information Systems for K-12 schools, districts, classrooms, and homes. Chancery solutions offer accurate real-time information on more than thirteen million students to one million educators every day. Built to address the challenges faced by today's districts, Chancery Student Management Solutions are uniquely aligned to meet the accountability and reporting requirements of the No Child Left Behind Act. With over 20 years of industry firsts and implementations, Chancery's customized SIS solutions meet the needs and budgets of diverse schools and districts throughout North America.

For more information:
Pearson
Simon Mays-Smith/ Deborah Lincoln: +44 (0)20 7010 2310

Wendy Spiegel: +1 (212) 782 3482